UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the period ending June 30, 2005
TOTAL S.A.

(Translation of registrant’s name into English)
2, place de la Coupole
La Défense
92400 Courbevoie
France

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                            .)
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS
INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-104463 AND 333-104463-01) OF
TOTAL S.A. AND TOTAL CAPITAL, AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS
FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED

SIGNATURES

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The financial information in this Form 6-K with respect to annual periods has been derived from the audited consolidated financial statements for the year ended December 31, 2004 included in Total S.A.’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2005. The financial information in this Form 6-K with respect to the second quarter and first half ended June 30, 2005 has been derived from the unaudited interim consolidated financial statements for the second quarter and first half periods ended June 30, 2005 which have been the subject of a limited review under generally accepted auditing standards in France by the company’s auditors.
The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the audited financial statements and related notes, for the year ended December 31, 2004 in Total’s Annual Report on Form 20-F for the year ended December 31, 2004.
Total – consolidated accounts

2Q05	2Q04%		in millions of euros (except for per share data)	1H05	1H04%

33,073	29,129	+14%	Sales	64,812	56,104	+16%

5,817	4,246	+37%	Operating income	11,930	7,955	+50%

3,079	2,284	+35%	Net income*	6,287	4,374	+44%

5.21	3.75	+39%	Earnings per share (euros)	10.59	7.15	+48%

2,255	1,971	+14%	Investments	4,039	3,608	+12%

377	171	+120%	Divestments at selling price	590	353	+67%

2,697	2,656	+2%	Cash flow from operating activities	6,734	6,765	—

*Group share.
Number of shares

2Q05	2Q04%		in millions	1H05	1H04%

591.1	608.9	-3%	Fully-diluted weighted-average shares	593.6	612.0	-3%

Market environment

2Q05	2Q04%			1H05	1H04%

1.26	1.20	-4%*	US$($/€)	1.28	1.23	-4%*

51.6	35.4	+46%	Brent ($/b)	49.6	33.7	+47%

45.0	34.4	+31%	European refining margins TRCV ($/t)	38.4	28.0	+37%

*Change in the dollar versus the euro.

Second quarter 2005 Group results
          Operating income
Compared to the second quarter 2004, the oil market environment in the second quarter 2005 was marked by sharply higher oil prices (+46% for Brent) and refining margins (+31% for the TRCV European refining margin indicator).
Petrochemical margins were higher on average than in the second quarter 2004 but well below the level of the first quarter 2005.
The 4% decline in the dollar relative to the euro slightly offset the positive impact of changes in the oil and chemicals environment.
In this context, operating income for the second quarter 2005 increased by 37% to 5,817 M€ from 4,246 M€ in the second quarter 2004.
          Net income
Net income increased by 35% to 3,079 M€ from 2,284 M€ in the second quarter 2004.
During the second quarter 2005, the Group bought back 6.85 million of its shares, or 1.1% of its share capital, for 1.25 billion euros (B€).
Earnings per share, based on 591.1 million fully-diluted weighted-average shares, increased by 39% to 5.21 euros in the second quarter 2005 from 3.75 euros in the second quarter 2004. Earnings per share increased at a higher rate than net income due to the accretive effect of the share buy-backs.
          Cash flow
Cash flow from operating activities was 2,697 M€ in the second quarter 2005 compared to 2,656 M€ in the second quarter 2004. Before changes in working capital, which was particularly high at the end of the second quarter 2005, cash flow from operations showed an increase of 25%.
Investments were 2,255 M€ in the second quarter 2005 compared to 1,971 M€ in the second quarter 2004. Expressed in dollars, the increase was 20% to approximately $2.8 billion.
Divestments in the second quarter 2005 amounted to 377 M€, including the sale of 1.85% of Kashagan to KazMunayGas.
Net cash flow1 was 819 M€ compared to 856 M€ for the same quarter 2004.
First half 2005 Group results
          Operating income
Operating income increased by 50% to 11,930 M€ in the first half 2005 from 7,955 M€ in the first half 2004.
The 4.0 B€ increase in operating income between the first half 2004 and the first half 2005 was due mainly to the overall positive impact of changes in the market environment:
•	+ 2.4 B€ from higher hydrocarbon prices,

•	+ 0.6 B€ from improved conditions for Downstream,

•	+ 0.5 B€ from better market environment for Chemicals, and

•	+ 0.6 B€ from inventory holding gains, partly offset by

•	- 0.3 B€ from the depreciation of the dollar relative to the euro.
Excluding the impact of changes in the market environment, the increase in operating income was due essentially to the positive impact of productivity programs and growth in the Downstream and Chemicals segments.
          Net income
Net income in the first half 2005 increased by 44% to 6,287 M€ from 4,374 M€ in the first half 2004.

[1]	Net cash flow = cash flow from operating activities + total divestitures – investments as per consolidated statement of cash flows.

During the first half 2005, the Group bought back 11.72 million of its shares, or 1.85% of its capital, for 2.10 B€. At June 30, 2005 the number of fully-diluted shares was 589.3 million compared to 607.0 million a year earlier, representing a decrease of 3%.
Earnings per share, based on 593.6 million fully-diluted weighted-average shares, rose to 10.59 euros from 7.15 euros in the first half 2004, an increase of 48%, which is a higher rate of increase than for net income due to the accretive effect of the share buy-backs.
          Cash Flow
Cash flow from operating activities was 6,734 M€ in the first half 2005, in line with the first half 2004. Before changes in working capital, the increase in cash flow was 36%.
In the first half 2005, investments were 4,039 M€. Expressed in dollars, they reached approximately $5.2 billion, a 17% increase relative to the first half 2004.
Divestments in the first half 2005 were 590 M€.
Net cash flow was 3,285 M€ in the first half 2005 compared to 3,510 M€ in the first half 2004.
The net-debt-to-equity ratio2 was 30.3% at June 30, 2005 compared to 23.9% at March 31, 2005 and 33.6% at June 30, 2004.
          Cancellation of outstanding shares
The Board of Directors met on July 19, 2005 and approved the cancellation of 13,527,578 shares. The share capital has been adjusted to 6,214,875,300 € represented by 621,487,530 shares with a par value of 10 €. This cancellation increases the capacity for share buy-backs. Total has announced that it plans to propose a stock split to its shareholders at the Annual Meeting to be held in May 2006.
Business segment reporting
The financial information for each business segment is reported on the same basis that is used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources.
Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. Special items affecting operating income and net income include principally restructuring charges, asset impairment charges, gains or losses on sales of assets and other items.
In accordance with International Accounting Standard (IAS) 2, the Group values inventories of petroleum products in the financial statements according to the FIFO (First-in, First-out) method and other inventories using the weighted-average cost method. However, the Group continues to present the results of its Downstream segment on an as-adjusted basis using the replacement cost method and those of its Chemicals segment on an as-adjusted basis using the LIFO (Last-in, First-out) method in order to ensure the comparability of the Group’s results with those of its leading competitors, particularly those that are North American. The inventory valuation effect is the difference between the results according to the FIFO method and the results according to the replacement cost or LIFO methods.
The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items.

[2]	Net-debt-to-equity ratio = sum of short-term borrowings and bank overdrafts and long-term debt, net of cash and cash equivalents and short-term investments, divided by the sum of shareholders’ equity, redeemable preferred shares issued by consolidated subsidiaries and minority interest after expected dividends.

Upstream
     Results

2Q05	2Q04%		in millions of euros	1H05	1H04%

4,212	3,164	+33%	Operating income	8,222	5,987	+37%

—	—	—	Adjustments affecting operating income	—	—	—

4,212	3,164	+33%	Adjusted operating income	8,222	5,987	+37%

1,887	1,516	+24%	Net operating income	3,695	2,915	+27%

—	—	—	Adjustments affecting net operating income	—	—	—

1,887	1,516	+24%	Adjusted net operating income	3,695	2,915	+27%

1,638	1,334	+23%	Investments	3,001	2,548	+18%

262	102	+157%	Divestments at selling price	390	201	+94%

2,731	2,647	+3%	Cash flow from operating activities	4,919	4,979	-1%

Adjusted operating income from the Upstream segment increased by 33% to 4,212 M€ in the second quarter 2005 from 3,164 M€ in the second quarter 2004. This increase reflects essentially the benefit of higher hydrocarbon prices, more so for liquids than for gas. Part of this benefit was offset by the decline in the sales-to-production ratio, which was at a particularly high level in the first quarter 2005 and then reversed in the second quarter 2005 to a level that was lower on average than in the second quarter 2004.
For the first half 2005, adjusted operating income from the Upstream segment increased by 37% to 8,222 M€ compared to 5,987 M€ in the first half 2004, primarily due to higher hydrocarbon prices.
There were no adjustments affecting Upstream operating income in the first half or second quarter of either 2005 or 2004.
Adjusted net operating income from the Upstream segment rose to 1,887 M€ in the second quarter 2005, an increase of 24%. This increase, which was more moderate than the increase in adjusted operating income, reflects essentially a higher average tax rate in the second quarter 2005 than in the second quarter 2004. This higher rate was due primarily to an increase in the share of production from Nigerian concessions.
For the first half 2005, adjusted net operating income from the Upstream segment increased by 27% to 3,695 M€ compared to 2,915 M€ in the first half 2004. This smaller percentage increase over the two periods, when compared to operating income from the segment, was also mainly due to the higher effective tax rate in the first half 2005 than in the first half 2004.
There were no adjustments affecting Upstream net operating income in the first half or second quarter of either 2005 or 2004.
     Production

2Q05	2Q04%		Hydrocarbon production	1H05	1H04%

2,506	2,601	-4%	Combined production (kboe/d)	2,534	2,617	-3%

1,630	1,698	-4%	•Liquids (kb/d)	1,643	1,710	-4%
4,797	4,915	-2%	•Gas (Mcfd)	4,870	4,933	-1%

Hydrocarbon production was 2,506 thousand barrels of oil equivalent per day (kboe/d) in the second quarter 2005 compared to 2,601 kboe/d in the second quarter 2004, a decrease of 3.7%. The decrease was due primarily to the negative impact on production of higher prices in the second quarter 2005 versus the second quarter 2004 (“price effect”) as well as to the remaining effects of shut-downs related to Hurricane Ivan in the Gulf of Mexico. Excluding these impacts, hydrocarbon production was generally unchanged. Increases in Libya, Venezuela, Indonesia, Congo and Trinidad offset the production decline in the North Sea, which was largely attributable to high maintenance activity in Norway.
For the first half 2005, hydrocarbon production was 2,534 kboe/d compared to 2,617 kboe/d in the first half 2004, a decrease of 3.2%, also due primarily to the price effect on production and to a lesser extent to the impact of Hurricane Ivan on production from the Gulf of Mexico in the first half 2005.
     Liquids and gas price realizations

2Q05	2Q04%		Liquids and gas price*	1H05	1H04%

48.0	34.2	+40%	Average liquids price ($/b)	45.9	32.6	+41%

4.39	3.44	+28%	Average gas price ($/Mbtu)	4.40	3.57	+23%

* Consolidated subsidiaries, excluding fixed margin and buy-back contracts.
The smaller increase in the average realized price for liquids compared to the increase in Brent reflects the higher differential between light and heavy oil. Gas prices increased in all regions.
     Recent highlights
Total continued to expand its exploration acreage by taking a 40% interest in OPL 215 and signing a production sharing contract on OPL 223 in Nigeria, in addition to taking a new exploration block in Cameroon.
Successful exploration activity included a fourth discovery on the Angolan ultra-deep Block 32 (Total-operated 30%), a gas discovery in the Norwegian North Sea on the Onyx SW prospect (Total 20%), a discovery on the Haute Mer C in Congo (Total-operated 100%), a discovery on Aguada Pichana Norte (Total-operated 27%) in Argentina and two new positive wells on OPL 222 (Total-operated 20%) in Nigeria that further confirm the potential of the Usan discovery.
An initial development plan for Usan projecting a start-up by 2010 and a plateau rate of 150 kb/d was approved by NNPC, the concession holder of the block.
The second quarter 2005 also marked the launch of the development of the giant Akpo field (Total-operated 24%) in the Nigerian deep offshore and the Forvie Nord field (Total-operated 100%) in the UK North Sea. In addition, the development plan for the Tyrihans field (Total 26.5%) was submitted to the Norwegian authorities in July 2005. In August 2005 Total launched phase 1 of the Moho-Bilondo project (Total-operated 53.5%) in the Republic of the Congo.
Dolphin Energy (Total 24.5%) announced in May the signature of a contract with the government of Dubai for 25 years of gas sales at the rate of 700 Mcfd, increasing the contracted deliveries to 1.9 Bcfd on average over the long term.
Gas production started up at the Carina-Aries field (Total-operated 37.5%) in Argentina during the second quarter 2005.
Total took a major step forward in developing its Canadian oil sands strategy through the deal signed with Deer Creek Energy Limited pursuant to which the Group launched a friendly cash offer to acquire 100% of common outstanding shares of Deer Creek Energy Limited. Deer Creek Energy Limited holds 84% of the Joslyn lease in Athabasca with an estimated cumulative production of around 2 Bboe of bitumen over 30 years. On September 2, 2005, Total increased its offer for Deer Creek to match a competing proposal. On September 13, 2005, Total announced that it had acquired approximately 78% of the issued and outstanding common shares of Deer Creek and that it was extending its offer to September 26, 2005 to allow for additional tenders. Total also increased its stake in the Surmont project to 50%.
In August 2005, the government of Yemen approved the development plan for the Yemen LNG (Total 42.9%) liquefied natural gas project. In midstream LNG, the Hazira LNG regasification terminal (Total 26%) in India started commercial operations.

As a result of the numerous delays, which are difficult to understand, that have occurred since the filing of the application in September 2004, Total has just informed the Russian antitrust authorities of its decision to withdraw its application concerning the acquisition of 25% plus one share of Novatek.
Downstream
     Results

2Q05	2Q04%		in millions of euros	1H05	1H04%

1,447	974	+49%	Operating income	2,990	1,710	+75%

(503)	(253)	+99%	Adjustments affecting operating income	(1,155)	(436)	+165%

944	721	+31%	Adjusted operating income	1,835	1,274	+44%

1,088	728	+49%	Net operating income	2,216	1,273	+74%

(355)	(184)	+93%	Adjustments affecting net operating income	(805)	(304)	+165%

733	544	+35%	Adjusted net operating income	1,411	969	+46%

359	335	+7%	Investments	576	575	—

58	39	+49%	Divestments at selling price	103	82	+26%

(70)	433	ns	Cash flow from operating activities	1,619	2,157	-25%

Adjusted operating income from the Downstream segment in the second quarter 2005 increased to 944 M€, an increase of 31% compared to the second quarter 2004. In the second quarter 2005, the Downstream segment benefited from a sharp increase in refining margins that were driven up by strong tension in the Atlantic basin market and by the increase in the light-heavy crude spread. Downstream results for the second quarter 2005 also continued to benefit from the effects of self-help programs. They were, however, also affected by a decrease in refinery throughput resulting from a high level of turnarounds and by strikes that affected most of the refineries in France for parts of May 2005.
The inventory evaluation effect had a negative impact on adjusted operating income for the Downstream segment of 503 M€ in the second quarter 2005 and of 253 M€ in the second quarter 2004. There were no special items affecting Downstream operating income in the second quarter of either 2005 or 2004.
For the first half 2005 adjusted operating income for the Downstream segment amounted to 1,835 M€, a 44% increase from 1,274 M€ the first half 2004, primarily due to higher refining margins and also due to the impact of productivity programs.
The inventory evaluation effect had a negative impact on adjusted operating income for the Downstream segment of 1,155 M€ in the first half 2005 and of 436 M€ in the first half 2004. There were no special items affecting Downstream operating income in the first half of either 2005 or 2004.
Adjusted net operating income from the Downstream segment increased by 35% to 733 M€ in the second quarter 2005 from 544 M€ in the second quarter 2004.
The inventory evaluation effect had a negative impact on adjusted net operating income for the Downstream segment of 355 M€ in the second quarter 2005 and of 184 M€ in the second quarter 2004. There were no special items affecting Downstream net operating income in the second quarter of either 2005 or 2004.
For the first half 2005, adjusted net operating income from the Downstream segment increased to 1,411 M€, an increase of 46%, from 969 M€ in the first half 2004.
The inventory evaluation effect had a negative impact on adjusted net operating income for the Downstream segment of 805 M€ in the first half 2005 and of 304 M€ in the first half 2004. There were no special items affecting Downstream net operating income in the first half of either 2005 or 2004.

The decrease in cash flow from operations from the Downstream segment for both the second quarter and first half 2005 reflects a large increase in working capital, which was due mainly to much higher refined product prices and to trading activities.
     Refinery throughput

2Q05	2Q04%		Refinery throughput (kb/d)	1H05	1H04%

2,219	2,494	-11%	Total refinery throughput*	2,420	2,494	-3%

831	1,000	-17%	• France	939	1,017	-8%
1,055	1,180	-11%	• Rest of Europe*	1,152	1,181	-2%
333	314	+6%	• Rest of world	329	296	+11%

* Includes share of Cepsa.
Refinery throughput was 2,219 kb/d in the second quarter 2005, an 11% decline from the same period last year, and the refining utilization rate was 82%. The lower utilization rate was due in roughly equal parts to the effects of the strikes at French refineries and the major turnarounds at Grandpuits, Milford Haven, Antwerp and Normandy.
For the first half 2005, refinery throughput declined 3% to 2,420 kb/d from 2,494 kb/d in the first half 2004 due principally to major turnarounds.
     Recent highlights
Total announced an agreement to increase its share in the Rome refinery by 20% to 77.5% from 57.5% in exchange for its 18% interest in the Reichstett refinery in France.
In the second quarter 2005, Total launched a new line of high-performance fuels (gasoline and diesel) called TOTAL EXCELLIUM that will be marketed throughout the TOTAL network by the end of 2005.
In early September 2005, Total announced that it had entered into an agreement with ExxonMobil to acquire ExxonMobil’s marketing businesses for motor fuels, lubricants, aviation and marine petroleum products in Chad, Djibouti, Ethiopia, Eritrea, Ghana, Guinea, Liberia, Malawi, Mauritius, Mozambique, Sierra Leone, Togo, Zambia and Zimbabwe. This acquisition represents a network of around 500 service stations and 29 terminals and depots and remains subject to any necessary approvals of the relevant authorities in each country.

Chemicals
     Results

2Q05	2Q04%		in millions of euros	1H05	1H04%

5,736	4,896	+17%	Sales	11,254	9,569	+18%

2,673	2,018	+32%	• Base chemicals	5,260	3,940	+34%
1,659	1,565	+6%	• Specialties	3,227	3,031	+6%
1,407	1,317	+7%	• Arkema	2,767	2,595	+7%
(3)	(4)	ns	• Corporate Chemicals	—	3	ns

258	195	+32%	Operating income	883	460	+92%

123	(47)	ns	Adjustments affecting operating income	53	(112)	ns

381	148	+157%	Adjusted operating income	936	348	+169%

145	(12)	ns	• Base chemicals	497	57	x8.7
150	137	+9%	• Specialties	266	256	+4%
78	18	x4.3	• Arkema	167	29	x5,8
8	5	ns	• Corporate Chemicals	6	6	ns

178	23	x7.7	Net operating income	533	192	+178%

(88)	(86)	+2%	Adjustments affecting net operating income	(124)	(59)	+110%

266	109	+144%	Adjusted net operating income	657	251	+162%

245	262	-6%	Investments	403	434	-7%

8	30	-73%	Divestments at selling price	30	49	-39%

205	34	x6	Cash flow from operating activities	287	(38)	ns

Sales for the Chemicals segment increased by 17% to 5,736 M€ in the second quarter 2005 from 4,896 M€ in the second quarter 2004.
For the first half 2005, sales for the Chemicals segment amounted to 11,254 M€, an 18% increase compared to 9,569 M€ in the first half 2004.
Adjusted operating income rose sharply to 381 M€ in the second quarter 2005 from 148 M€ in the second quarter 2004. Market conditions for base chemicals were more favorable in the second quarter 2005 than in the second quarter 2004, but they were significantly weaker relative to the first quarter 2005, particularly in Europe. Results also benefited from an improvement in the utilization rate of the steamcrackers. Specialties continued to perform well. Arkema posted much stronger results compared to the second quarter 2004, particularly in industrial chemicals.
In the second quarter 2005, the inventory evaluation effect had a positive impact of 112 M€ on Chemicals adjusted operating income and the exclusion of special items, consisting of impairments, had a positive of impact of 11 M€. In the second quarter 2004, the inventory evaluation effect had a negative impact of 47 M€ on Chemicals adjusted operating income and there were no special items.
For the first half 2005, adjusted operating income from the Chemicals segment rose sharply to 936 M€ compared to 348 M€ in the first half 2004 due to a rebound in petrochemicals margins.
In the first half 2005, the inventory evaluation effect had a positive impact of 42 M€ on Chemicals adjusted operating income and the exclusion of special items, consisting of impairments, had a positive of impact of

11 M€. In the first half 2004, the inventory evaluation effect had a negative impact of 112 M€ on Chemicals adjusted operating income and there were no special items.
Adjusted net operating income from the Chemicals segment increased to 266 M€ in the second quarter 2005 from 109 M€ in the second quarter 2004.
In the second quarter 2005, the inventory evaluation effect had a positive impact of 73 M€ on Chemicals adjusted net operating income and the exclusion of special items, consisting of impairments and restructuring charges, had a positive of impact of 15 M€. In the second quarter 2004, the inventory evaluation effect had a negative impact of 31 M€ on Chemicals adjusted net operating income and the exclusion of special items, consisting of an additional provision of 98 M€ for Toulouse-AZF, restructuring charges and other items, had a positive of impact of 117 M€.
For the first half 2005, adjusted net operating income from the Chemicals segment increased to 657 M€ from 251 M€ in the first half 2004.
In the first half 2005, the inventory evaluation effect had a positive impact of 26 M€ on Chemicals adjusted net operating income and the exclusion of special items, consisting principally of impairments with some restructuring charges, had a positive impact of 98 M€. In the first half 2004, the inventory evaluation effect had a negative impact of 75 M€ on Chemicals adjusted net operating income and the exclusion of special items, consisting of an additional provision of 98 M€ for Toulouse-AZF, restructuring charges and other items, had a positive of impact of 134 M€.
     Recent highlights
The construction contracts were awarded for the ethane cracker project at Ras Laffan in Qatar (Total 22%). Start-up is projected in 2008.
Samsung Total Petrochemicals completed the debottlenecking of the aromatics plant in Daesan, South Korea with an increase in capacity of about 25%.
At the beginning of September, the Group finalized the acquisition of the Goodyear Tire & Rubber Company’s petroleum hydrocarbon resin business.
Summary and outlook
For the 12 months ended June 30, 2005, the return on average capital employed (ROACE)3 was 36% for Upstream, 30% for Downstream and 13% for Chemicals. Calculated for the same period, return on equity for the Group was 34%.
During its latest strategic update, the Group announced that over the period from 2004 to 2010 Total’s annual production should increase on average by 3 - 4%. Total’s LNG production should increase by an average of 10% per year to 2010.
The investment program (excluding acquisitions) is in line with the amount of $11 billion budgeted for 2005. For the period from 2006 to 2010, the Group estimates that it will invest from $11 to 12 billion per year, including increasing its Upstream investments by approximately $1 billion per year as compared to previous estimates, with approximately half of this estimated amount of increased Upstream investment to cover higher costs and the remainder for new projects and increased spending for exploration. Over the period from 2005 to 2010, Total expects to invest approximately 1.7 B€ per year on average in the Downstream segment, including approximately 800 M€ per year (excluding capitalization of major turnarounds and equity share of Cepsa’s investments) in refining.
Preparations for the Arkema spin-off, expected to launch in the spring of 2006, are progressing as planned.
The Group has continued to buy back shares and in July and August 2005 bought back 3.36 million shares4 for 0.69 B€, bringing the level of the buy-backs since the start of the year to more than 2% of the share capital.
Since the beginning of the third quarter 2005, oil prices and refining margins have remained at high levels.

[3]	Group ROACE = net operating income divided by the average capital employed between the beginning and the end of the period. Segment ROACE = adjusted net operating income divided by the average capital employed using replacement cost between the beginning and the end of the period.

[4]	Including 0.57 million shares which are reserved for share grants as per the decision of the Board on July 19, 2005.

Forward-looking statements
This document may contain statements regarding our assumptions, projections, expectations, intentions or beliefs about future events. These statements are intended as “Forward-Looking Statements” under the Private Securities Litigation Reform Act of 1995. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “should”, “expects”, “estimates”, “believes” or similar expressions. In particular, forward-looking statements include (i) certain statements with regard to management aims and objectives, planned expansion, investment or other projects, expected or targeted production volume, capacity or rate, the date or period in which production is scheduled or expected to come on stream or a project or action is scheduled or expected to be completed, (ii) the statements with respect to the Group’s dividend policy, the manner in which the Group uses cash surpluses, the cost savings target of the Group, return on average capital employed, production targets, breakeven points, targeted performance improvements and effect on pre-tax results, and levels of annual investment and (iii) the statements with regard to trends in the trading environment, oil and gas prices, refining, marketing and chemicals margins, inventory and product stock levels, supply capacity, profitability, results of operations, liquidity or financial position. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including:
•	Future levels of industry product supply, demand and pricing;

•	Political instability, including international armed conflict, and economic growth in relevant areas of the world;

•	Development and use of new technology and successful partnering;

•	The actions of competitors;

•	Natural disasters and other changes in business conditions;

•	Wars and acts of terrorism or sabotage;

•	Other factors discussed under “Risk Factors”, “Item 4 — Information on the Company — Other Matters”, “Item 5 – Operating and Financial Review and Prospects” and “Cautionary Statement Concerning Forward-Looking Statements” in our Annual Report on Form 20-F for the year ended December 31, 2004.

Operating information by segment
Second quarter and first half 2005
Upstream

2Q05	2Q04%		Combined production by region (kboe/d)	1H05	1H04%

793	880	-10%	Europe	812	885	-8%
790	794	-1%	Africa	797	795	—
57	78	-27%	North America	47	72	-35%
234	233	—	Far East	245	239	+3%
380	382	-1%	Middle East	387	400	-3%
243	226	+8%	South America	237	218	+9%
9	8	+13%	Rest of world	9	8	+13%

2,506	2,601	-4%	Total	2,534	2,617	-3%

2Q05	2Q04%		Liquids production by region (kb/d)	1H05	1H04%

397	439	-10%	Europe	406	444	-9%
706	723	-2%	Africa	714	722	-1%
16	25	-36%	North America	11	21	-48%
29	31	-6%	Far East	29	31	-6%
332	332	—	Middle East	335	347	-3%
141	140	+1%	South America	140	137	+2%
9	8	+13%	Rest of world	8	8	—

1,630	1,698	-4%	Total	1,643	1,710	-4%

2Q05	2Q04%		Gas production by region (Mcfd)	1H05	1H04%

2,154	2,395	-10%	Europe	2,206	2,404	-8%
451	378	+19%	Africa	451	384	+17%
218	280	-22%	North America	191	269	-29%
1,145	1,124	+2%	Far East	1,200	1,152	+4%
256	267	-4%	Middle East	276	285	-3%
571	471	+21%	South America	544	439	+24%
2	—	ns	Rest of world	2	—	ns

4,797	4,915	-2%	Total	4,870	4,933	-1%

Downstream

2Q05	2Q04%		Refined product sales by region (kb/d)*	1H05	1H04%

2,467	2,594	-5%	Europe	2,665	2,694	-1%
339	308	+10%	Africa	329	294	+12%
612	636	-4%	United States	601	608	-1%
258	200	+29%	Rest of world	240	194	+24%

3,676	3,738	-2%	Total*	3,834	3,790	+1%

*Includes equity share in Cepsa and trading.

TOTAL
FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF INCOME(unaudited)

2nd quarter	2nd quarter		1st half	1st half
2005	2004	Amounts in millions of euros (1)	2005	2004

33,073	29,129	Sales	64,812	56,104
(5,246)	(5,444)	Excise taxes	(10,297)	(10,634)
27,827	23,685	Revenues from sales	54,515	45,470

(14,909)	(13,129)	Purchases, net of inventory variation	(29,786)	(25,168)
(5,701)	(4,931)	Other operating expenses	(10,136)	(9,663)
(92)	(109)	Unsuccessful exploration costs	(164)	(182)
(1,308)	(1,270)	Depreciation, depletion, and amortization of tangible assets	(2,499)	(2,502)

		Operating income
(100)	(87)	Corporate	(165)	(202)
5,917	4,333	Business segments	12,095	8,157

5,817	4,246	Total operating income	11,930	7,955

38	72	Other income	42	146
(7)	(298)	Other expense	(179)	(395)

(297)	(211)	Financial charge on debt	(551)	(364)
217	181	Financial income on cash and cash equivalents and equity securities	401	286
(80)	(30)	Cost of net debt	(150)	(78)

116	125	Other financial income	204	189
(57)	(58)	Other financial expense	(123)	(104)
(2,988)	(2,054)	Income taxes	(5,887)	(3,851)
321	342	Equity in income (loss) of affiliates	616	634

3,160	2,345	Consolidated net income	6,453	4,496

3,079	2,284	Group share	6,287	4,374
81	61	Minority interests and dividends on subsidiaries’ redeemable preferred shares	166	122

5.21	3.75	Earnings per share (euros)	10.59	7.15

(1) Except for earnings per share.

CONSOLIDATED BALANCE SHEET

	Amounts in millions of euros
	June 30, 2005	March 31, 2005	December 31, 2004	June 30, 2004
	(unaudited)	(unaudited)		(unaudited)

ASSETS
NON-CURRENT ASSETS
Intangible assets, net	3,319	3,274	3,176	3,622
Property, plant, and equipment, net	38,290	36,184	34,906	35,744
Equity affiliates: investments and loans	11,927	11,298	10,680	8,209
Other investments	1,212	1,156	1,198	1,313
Other non-current assets	2,056	2,033	2,351	2,398

Total non-current assets	56,804	53,945	52,311	51,286

CURRENT ASSETS
Inventories, net	11,499	10,459	9,264	8,347
Accounts receivable, net	17,250	16,593	14,025	14,214
Prepaid expenses and other current assets	5,542	5,258	5,314	4,681
Cash and cash equivalents	13,577	12,548	3,860	11,326

Total current assets	47,868	44,858	32,463	38,568

TOTAL ASSETS	104,672	98,803	84,774	89,854

LIABILITIES & SHAREHOLDERS’ EQUITY
EQUITY
Common shares	6,359	6,358	6,350	6,538
Paid-in surplus and retained earnings	36,397	35,023	31,717	29,431
Cumulative translation adjustment	920	(481)	(1,429)	610
Treasury shares	(7,067)	(5,848)	(5,030)	(6,486)

SHAREHOLDERS’ EQUITY — GROUP SHARE	36,609	35,052	31,608	30,093

Minority interest and subsidiaries’ redeemable preferred shares	708	846	810	1,062

TOTAL EQUITY	37,317	35,898	32,418	31,155

LONG-TERM LIABILITIES
Deferred income taxes	7,485	6,700	6,402	6,094
Employee benefits	3,609	3,592	3,607	3,848
Other liabilities	6,626	6,497	6,274	6,196

Total long-term liabilities	17,720	16,789	16,283	16,138

LONG-TERM DEBT	11,485	10,795	9,773	10,782

CURRENT LIABILITIES
Accounts payable	12,721	13,080	11,672	11,185
Other creditors and accrued liabilities	12,507	12,529	11,148	10,057
Short-term borrowings and bank overdrafts	12,922	9,712	3,480	10,537

Total current liabilities	38,150	35,321	26,300	31,779

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	104,672	98,803	84,774	89,854

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

2nd quarter	2nd quarter		1st half	1st half
2005	2004	Amounts in millions of euros	2005	2004

		CASH FLOW FROM OPERATING ACTIVITIES

3,160	2,345	Consolidated net income	6,453	4,496
1,357	1,334	Depreciation, depletion, and amortization	2,600	2,610
315	150	Long-term liabilities, valuation allowances, and deferred taxes	864	227
—	—	Impact of coverage of pension benefit plans	—	—
92	109	Unsuccessful exploration costs	164	182
(38)	(72)	(Gains)/Losses on sales of assets	(42)	(146)
19	41	Equity in income of affiliates (in excess of)/less than dividends received	(176)	(204)
32	41	Other changes, net	43	111

4,937	3,948	Cash flow from operating activities before changes in working capital	9,906	7,276
(2,240)	(1,292)	(Increase)/Decrease in operating assets and liabilities	(3,172)	(511)

2,697	2,656	CASH FLOW FROM OPERATING ACTIVITIES (1)	6,734	6,765

		CASH FLOW USED IN INVESTING ACTIVITIES

(1,983)	(1,613)	Intangible assets and property, plant, and equipment additions	(3,496)	(2,908)
(68)	(85)	Exploration expenditures charged to expenses	(139)	(158)
—	(9)	Acquisitions of subsidiaries, net of cash acquired	—	(9)
(57)	(58)	Investments in equity affiliates and other securities	(72)	(89)
(147)	(206)	Increase in long-term loans	(332)	(444)

(2,255)	(1,971)	Investments	(4,039)	(3,608)
180	69	Proceeds from sale of intangible assets and property, plant, and equipment	194	143
—	—	Proceeds from sale of subsidiaries, net of cash sold	11	1
38	15	Proceeds from sale of non-current investments	43	41
159	87	Repayment of long-term loans	342	168

377	171	Total divestitures	590	353

(1,878)	(1,800)	CASH FLOW USED IN INVESTING ACTIVITIES	(3,449)	(3,255)

		CASH FLOW FROM FINANCING ACTIVITIES

		Issuance and repayment of shares:
—	371	Parent company’s shareholders	—	371
(1,211)	(1,275)	Purchase of treasury shares	(2,019)	(1,908)
9	43	Minority shareholders	71	82
(118)	—	Subsidiaries’ redeemable preferred shares	(156)	—
		Cash dividends paid:
(1,764)	(2,853)	- Parent company’s shareholders	(1,765)	(2,853)
(124)	(137)	- Minority shareholders	(152)	(141)
349	15	Net issuance/(repayment) of long-term debt	1,038	1,240
2,240	(1,792)	Increase/(Decrease) in short-term borrowings and bank overdrafts	8,192	5,869
—	(2)	Other changes, net	(1)	(3)

(619)	(5,630)	CASH FLOW FROM FINANCING ACTIVITIES	5,208	2,657

200	(4,774)	Net increase/decrease in cash and cash equivalents	8,493	6,167
829	(90)	Effect of exchange rates and changes in reporting entity on cash and cash equivalents	1,224	299
12,548	16,190	Cash and cash equivalents at the beginning of the period	3,860	4,860

13,577	11,326	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	13,577	11,326

(1) Including payments relating to the Toulouse AZF plant explosion, offset by a long-term liability write-back of 41 million euros for the second quarter 2005 and 51 million euros for the first half 2005.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(unaudited)

			Paid-in
			surplus	Cumulative
			and	translation				Subsidiaries'	Minority
	Common		retained	adjustment			Shareholders'	redeemable	interest	Total
	shares issued		earnings		Treasury shares		equity	preferred		equity
(Amounts in millions of euros)	Number	Amount			Number	Amount		shares

As of January 1, 2004 (French GAAP)	649,118,236	6,491	30,408	(3,268)	(26,256,899)	(3,225)	30,406	396	664	31,466
IFRS adjustments	—	—	(3,048)	3,268	(10,855,206)	(1,388)	(1,168)	—	19	(1,149)
As of January 1, 2004 (IFRS)	649,118,236	6,491	27,360	—	(37,112,105)	(4,613)	29,238	396	683	30,317

Cash dividend	—	—	(2,853)	—	—	—	(2,853)	—	(143)	(2,996)
Net income for the first half	—	—	4,374	—	—	—	4,374	3	119	4,496
Issuance of shares	4,651,571	47	410	—	—	—	457	—	—	457
Purchase of treasury shares	—	—	—	—	(12,400,000)	(1,908)	(1,908)	—	—	(1,908)
Cancellation of repurchased shares	—	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	8	—	416,497	35	43	—	—	43
Translation adjustments	—	—	—	610	—	—	610	12	22	644
Other (2)	—	—	132	—	—	—	132	—	(30)	102
As of June 30, 2004	653,769,807	6,538	29,431	610	(49,095,608)	(6,486)	30,093	411	651	31,155

Cash dividend	—	—	(1,440)	—	—	—	(1,440)	—	(64)	(1,504)
Net income for the second half	—	—	6,494	—	—	—	6,494	3	155	6,652
Issuance of shares	1,119,233	11	68	—	—	—	79	—	—	79
Purchase of treasury shares	—	—	—	—	(10,150,000)	(1,646)	(1,646)	—	—	(1,646)
Cancellation of repurchased shares	(19,873,932)	(199)	(2,877)	—	19,873,932	3,076	—	—	—	—
Sale of treasury shares (1)	—	—	6	—	299,189	26	32	—	—	32
Translation adjustments	—	—	—	(2,039)	—	—	(2,039)	(26)	(41)	(2,106)
Repayment of subsidiaries’ redeemable preferred shares	—	—	—	—	—	—	—	(241)	—	(241)
Other (2)	—	—	35	—	—	—	35	—	(38)	(3)
As of December 31, 2004 (IFRS)	635,015,108	6,350	31,717	(1,429)	(39,072,487)	(5,030)	31,608	147	663	32,418

Cash dividend	—	—	(1,765)	—	—	—	(1,765)	—	(152)	(1,917)
Net income for the first half	—	—	6,287	—	—	—	6,287	1	165	6,453
Issuance of shares	926,095	9	63	—	—	—	72	—	—	72
Purchase of treasury shares	—	—	—	—	(11,720,000)	(2,101)	(2,101)	—	—	(2,101)
Cancellation of repurchased shares	—	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	12	—	676,707	64	76	—	—	76
Repayment of subsidiaries’ redeemable preferred shares	—	—	—	—	—	—	—	(156)	—	(156)
Translation adjustments	—	—	—	2,349	—	—	2,349	8	48	2,405
Other (2)	—	—	83	—	—	—	83	—	(16)	67
As of June 30, 2005	635,941,203	6,359	36,397	920	(50,115,780)	(7,067)	36,609	—	708	37,317

(1) Treasury shares related to the stock option purchase plans.
(2) Mainly due to the charge related to stock options.

TOTAL
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST SIX MONTHS OF 2005
INTRODUCTION
The consolidated financial statements of TOTAL and its subsidiaries (together, the Company or Group) have been prepared on the basis of IFRS (International Financial Reporting Standards) recognition and measurement principles.
Accounting principles applicable at June 30, 2005 are described in Note 1. Given the potential evolution of accounting principles, these principles could be different from that which will be ultimately applied by the Group at year end. However, based on the information currently available, the Group does not anticipate any significant changes to the accounting policies presented below.
As of June 30, 2005, standards and interpretations under IFRS applied by the Group are not different from IFRS adopted by the European Commission, subject to the following transitional provisions:
–	The Group anticipated the application of IFRS 6 “Exploration and Evaluation of Mineral Resources”. This standard, currently under approval by the European Commission, is compatible with the Group’s previous accounting method for exploration and production costs (see Note 1G: Oil and gas exploration and producing properties).

–	The standard IAS 39 “Financial Instruments: Recognition and Measurement” was endorsed by the European Commission on November 19, 2004 with the exception of certain provisions. The differences between the standard issued by the IASB (International Accounting Standards Board) and the one endorsed by the European Commission do not affect the Group.

–	Compliance with IAS 34, which implies a prior release of 2004 financial statements in accordance with IFRS, will become effective following the 2005 annual report publication.
Information concerning the first-time application of IFRS
Pursuant to IFRS 1 “First-time adoption of IFRS”, the Group has chosen to apply the following exceptions:
–	offsetting cumulative translation adjustment (CTA) against retained earnings, as of January 1, 2004,

–	recording unrecognized actuarial losses and gains as of January 1, 2004 to retained earnings,

–	non-restatement of business combinations that occurred before January 1, 2004.
IAS 32 and IAS 39 related to financial instruments have been applied from January 1, 2004. Furthermore, the standard IFRS 2 “Share-based payment” has been applied retrospectively and not solely to the share transactions that were granted after November 7, 2002.
Descriptions of the effect of the transition to IFRS on the net equity and the results of the Group have been provided for in the 2004 Annual Report, and in the 2004 quarterly summarized financial statements which have been published in May 2005.

TOTAL
NOTES TO CONSOLIDATED STATEMENTS FOR THE FIRST SIX MONTHS OF 2005
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)
1. ACCOUNTING POLICIES
The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.
The accounting policies are described below.
A) PRINCIPLES OF CONSOLIDATION
The subsidiaries which are directly controlled by the parent company or indirectly controlled by other consolidated companies are consolidated.
The Company’s interests in subsidiary ventures are proportionately consolidated.
Investments in companies over which the Group has significant influence are accounted for by the equity method. Significant influence is presumed when the Group holds, directly or indirectly (eg through subsidiaries), 20% or more of the voting power of the investee.
Companies in which ownership interest is less than 20%, but over which the Company has the ability to exercise significant influence, are also accounted for by the equity method.
All material intercompany accounts, transactions and income have been eliminated.
B) FOREIGN CURRENCY TRANSLATION
The financial statements of subsidiaries are prepared in the currency that most clearly reflects their business environment. This is referred to as their functional currency.
(i) Monetary transactions
Transactions denominated in foreign currencies are translated at the exchange rate prevailing when the transaction is realized. At each balance sheet date, the monetary assets and liabilities are translated at the closing rate and the resulting exchange differences are recognized in “Other income” or “Other expense”.
(ii) Translation of financial statements denominated in foreign currencies
All assets and liabilities of consolidated subsidiaries or equity affiliates denominated in foreign currencies are translated into euros on the basis of exchange rates at the end of the period. The consolidated statements of income and of cash flows are translated using the average exchange rates during the period. Foreign exchange differences resulting from such translation are recorded either in “Cumulative translation adjustments” (for the Company’s share) or in “Minority interests” as deemed appropriate.
C) SALES AND REVENUES FROM SALES
Revenues from sales of products are recognized when the significant risks and rewards of ownership have been passed to the buyer. Sales figures are presented before deduction of excise taxes collected by the Group within the course of its oil distribution operations. Excise taxes are deducted from sales in order to obtain the Revenue from sales indicator.
Revenues from sales of crude oil, natural gas and coal are recorded upon transfer of title, according to the terms of the sales contracts. Revenues from the production of crude oil and natural gas properties in which TOTAL has an interest with the other producers are recognized on the basis of the company’s net working interest (entitlement method).
Revenues from gas transport are recognized when the services are rendered, based on the quantities transported measured according to procedures defined in each service contract.
Revenues from sales of electricity, of refining-marketing activities and of chemicals products are recorded upon transfer of title, according to the terms of the related contracts.
Revenues from services are recognized when the services have been performed.
Oil and gas sales are inclusive of quantities delivered that represent production royalties and taxes.
Certain transactions within the trading activities (contracts involving quantities that are purchased outside the Group then resold outside the Group) are shown at their net value in sales.
Exchanges of crude oil and petroleum products within normal trading activities are excluded from sales.

TOTAL
NOTES TO CONSOLIDATED STATEMENTS FOR THE FIRST SIX MONTHS OF 2005
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)
D) SHARE-BASED PAYMENTS
The Group applies IFRS 2 “Share-based payment” to employee stock-option and share-purchase plans and to capital increases reserved for employees. The benefits are determined by reference to the fair value of the instruments granted.
The cost of options is valued according to the Black-Scholes method at the grant date. The expense is allocated on a straight line basis between the grant date and vesting date.
For employee-reserved capital increases, the cost is immediately recognized as an expense. A discount reduces the expense in order to take into account the non-transferability of the shares awarded to the employees over a period of five years according to French Regulations.
These employee benefits are recognized as expenses with a corresponding credit to shareholders’ equity.
E) INCOME TAXES
The Company uses the liability method whereby deferred income taxes are recorded based upon the temporary differences between the financial statement and tax basis of assets and liabilities, and for carryforwards of unused tax losses and tax credits.
Deferred tax assets and liabilities are measured using the tax rates that have been enacted or substantively enacted at the balance sheet date. The effect of the change in tax rate is recognized either in the consolidated statement of income or in equity depending on the item it is related to.
Deferred tax assets are recognized where future recovery is probable.
Deferred tax liabilities on temporary differences resulting from the difference between the carrying value of the equity-method investments and the taxable basis of these investments are recognized. The deferred tax calculation is based on the expected future tax effect (dividend distribution rate or tax rate on the gain or loss upon sale of these investments).
Taxes paid for the Upstream production are included in operating expenses. They include taxes related to historical concessions held by the company in the Middle East producing countries.
F) EARNINGS PER SHARE
Earnings per common share are calculated by dividing net income by the fully diluted weighted average number of common shares and common share equivalents outstanding during the period. Treasury shares deducted from consolidated shareholders’ equity are not considered outstanding for purposes of this calculation.
The weighted average number of fully diluted shares is calculated in accordance with the treasury stock method. The proceeds which would be recovered in the event of an exercise of options related to dilutive instruments are presumed to be a buyback of shares at market price as of the closing date of the period. The number of shares thereby obtained leads to a reduction in the total number of shares that would result from the exercise of options.
G) OIL AND GAS EXPLORATION AND PRODUCING PROPERTIES
The Group applies IFRS 6 “Exploration and Evaluation of Mineral Resources”. Oil and Gas exploration and production properties and assets are accounted for in accordance with the “successful efforts” method.
(i) Exploration costs
Geological and geophysical costs, including seismic surveys for exploration purposes, are expensed as incurred.
Exploration leasehold acquisition costs are capitalized as intangible assets when acquired, impairment is determined regularly, property by property, on the basis of the results of the exploratory activity and management’s evaluation.
In the event of a discovery, the unproved leasehold rights are transferred to proved leasehold rights at their net book value as soon as proved reserves are booked.
Exploratory wells are accounted for as follows:
–	Costs of exploratory wells that have found proved reserves are capitalized. Capitalized successful exploration wells are then depreciated using the unit-of-production method based on proved developed reserves.

–	Costs of dry exploratory wells and wells that have not found proved reserves are charged to expense.

TOTAL
NOTES TO CONSOLIDATED STATEMENTS FOR THE FIRST SIX MONTHS OF 2005
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)
–	Costs of exploratory wells are temporarily capitalized until a determination is made as to whether the well has found proved reserves if both of the following conditions are met:

•	The well has found a sufficient quantity of reserves to justify its completion as a producing well, if appropriate, assuming that the required capital expenditure is made;

•	The Company is making sufficient progress assessing the reserves and the economic and operating viability of the project.

This progress is evaluated on the basis of indicators such as whether additional exploratory works are under way or firmly planned (wells, seismic or significant studies), whether costs are being incurred for development studies and whether the Company is waiting for governmental or other third-party authorization of a proposed project, or availability of capacity on an existing transport or processing facility.
Costs of exploratory wells not meeting these conditions are charged to expense.
(ii) Oil and Gas producing assets
Development costs incurred for the drilling of development wells and in the construction of production facilities are capitalized, together with interest costs incurred during the period of construction and estimated discounted costs of asset retirement obligations. The rate of depletion is equal to the ratio of oil and gas production for the period to proved developed reserves (unit-of-production method).
With respect to production sharing contracts, this computation is based on the portion of production and reserves assigned to the Company taking into account estimates based on the contractual clauses regarding the reimbursement of exploration and development costs (cost oil) as well as the sharing of hydrocarbon rights (profit oil).
Transportation assets are depreciated using the unit-of-production method based on throughput or by using the straight-line method whichever best reflects the economic life of the asset.
Proved leasehold rights are depreciated using the unit-of-production method based on proved reserves.
H) OTHER INTANGIBLE ASSETS
Other intangible assets include goodwill, patents, trademarks, and leasehold rights.
Goodwill in a consolidated company is calculated as the excess of the cost of shares, including transaction expenses, over the Group’s equity in the fair value of the net assets at the acquisition date. Goodwill is not amortized but is tested for impairment annually or more frequently if there is any indication that an asset may be impaired (see Note 1K: Impairment of long-lived assets.)
Other intangible assets (except goodwill) have a definite useful life and are amortized on a straight-line basis over 10 to 40 years depending on useful life of the assets.
Research and development cost
Research costs are charged to expense as incurred. Expenses incurred during the development phase of an R&D project are capitalized as an intangible asset if all the following criteria are met:
–	the technical feasibility of the project and the availability of the appropriate resources for the completion of the intangible asset;

–	the ability of the asset to generate probable future economic benefits;

–	the ability to value reliably the expenses attributable to the asset.
Advertising costs are charged to expense as incurred.
I) OTHER PROPERTY, PLANT AND EQUIPMENT
Other property, plant and equipment are carried at cost. The basis includes interest expenses incurred until assets are placed into service. Equipment subsidies are deducted from the cost of the related expenditures.
Routine maintenance and repairs are charged to income as incurred. The cost of major turnarounds of refineries and large petrochemical units are capitalized and depreciated over the period of time between two major turnarounds.

TOTAL
NOTES TO CONSOLIDATED STATEMENTS FOR THE FIRST SIX MONTHS OF 2005
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)
Other property, plant and equipment are depreciated using the straight-line method over their useful life, as follows:

–	Furniture, office equipment, machinery and tools:	3-12 years

–	Transportation equipment:	5-20 years

–	Storage tanks and related equipment:	10-15 years

–	Specialized complex installations and pipelines:	10-30 years

–	Buildings:	10-50 years
J) LEASES
Finance leases which transfer to the Group substantially all the risks and rewards of ownership are capitalized at the fair value of the leased item or if lower at the present value of the minimum lease payments. A financial debt is recognized for the same amount. These assets are depreciated over their useful life.
All other leases are operating leases.
K) IMPAIRMENT OF LONG-LIVED ASSETS
The carrying amounts of intangible assets and property, plant and equipment are tested for possible impairment if there is any indication that the assets may be impaired. This test is performed at least annually for goodwills.
For this purpose, assets are grouped by cash-generating units (or CGUs). A cash-generating unit is a group of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets.
The recoverable amount is determined for each CGU by reference to the discounted future cash flow expected from it, based upon management’s expectation of future economic and operating conditions. If the recoverable amount is less than the carrying amount, an impairment loss on property plant and equipment, or on intangible assets is recognized either in the “Depreciation, depletion and amortization of tangible assets” or in the “Other expense”, respectively.
Impairment losses recognized in prior periods (except those related to goodwill) could be reversed up to the net book value that the asset would have, had the impairment not been recognized.
L) FINANCIAL ASSETS AND LIABILITIES
Financial assets and liabilities are financial loans and receivables, investments in non-consolidated subsidiaries, publicly-traded equity securities, financial derivatives, debt and other financial liabilities.
The accounting treatment of these items is as follows.
(i) Financial loans and receivables
These assets are recognized at amortized cost. They are tested for impairment, if there is any evidence that their fair value is less than their accounting value, and at least once a year. The potential loss is recorded in the consolidated statement of income.
(ii) Investments in non-consolidated subsidiaries and publicly-traded equity securities
These assets are classified as available for sale and measured at their fair value. For listed securities, fair value is given by the market price. If fair value is not reliably determinable, securities are recorded at their historical value. Changes in fair value are recorded in the equity. If there is any evidence of a significant and long-lasting loss, an impairment is recorded in the consolidated statement of income. This impairment is reversed in the consolidated statement of income only when the securities are sold.
(iii) Derivative instruments
The Company uses derivative instruments in order to manage its exposure to changes in interest rates and foreign exchange rates.
Within its hedging policy, the Company enters into interest rate and foreign currency swap agreements. The Company may also use futures, caps, floors, and options.
In connection with its international trading activities, the Company, like most other oil companies, uses derivative instruments to adjust its exposure to expected fluctuations in the prices of crude oil, refined products, natural gas and of power. Furthermore, the Group uses freight-rate derivative contracts in its shipping activity in order to adjust its exposure to freight-rate fluctuations. In order to hedge against this risk, the Company uses various instruments such as futures, forwards, swaps and options on organized markets or over-the-counter markets.
Derivative instruments used by the Group are valued at fair value, and fair value changes are recognized in the statement of income.

TOTAL
NOTES TO CONSOLIDATED STATEMENTS FOR THE FIRST SIX MONTHS OF 2005
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)
(iv) Debt and other financial liabilities
Loans and other financial liabilities (excluding derivatives) are recognized at amortized cost, except those for which a hedge accounting can be applied.
Fixed rate loans, hedged by interest rate swaps or combined currency and interest rate swaps are recorded under fair value hedge accounting. A hedging relationship qualifies for hedge accounting only if there is formal designation and documentation of the hedging relationship at the inception of the hedge and if the hedge is expected to be highly effective throughout the financial reporting periods for which the hedge is designated. Applying fair value hedging has the following consequences:
–	Loans are recognized at their fair value in the balance sheet

–	Changes in fair value of the loans are recorded in the profit and loss statement where they are compensated by the changes in fair value of the swaps
M) INVENTORIES
Inventories are valued in financial statements at either the historical cost or the market value, whichever is lower. The Group values inventories of petroleum products in the financial statements according to the FIFO (First-In, First-Out) method and other inventories using the weighted-average cost method.
In Note 6 setting forth information by business segment, the adjusted results of the Downstream segment and Chemicals segment are presented according to the replacement cost method in order to ensure the comparability of the Group’s results with those of its competitors, mainly North-American.
In the replacement cost method which is similar to the LIFO (Last-In, First-Out) method, the variation of inventories in the income statement is determined by the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO and the replacement cost. This effect is presented in the adjustment items in Note 7.
Downstream (Refining – Marketing)
Petroleum product inventories include mainly crude oil and refined products. Refined products are made up principally of motor gasoline, kerosene, diesel fuel, heating oil and are produced by the Company’s refineries. The average life cycle of petroleum products is no longer than two months.
Crude oil cost flows include raw material and receipt costs. Refining cost flows principally include the cost of crude oil, production (energy, labor, depreciation of producing assets) and allocation of production overheads (taxes, maintenance, insurance). Retained costs, initial tooling or other deferred start-up costs or general and administrative costs are not included in the determination of the historical cost of refined products.
Chemicals
Costs of chemical product inventories consist of the cost of materials, direct labor and an allocation of production overheads. Retained costs, initial tooling or other deferred start-up costs or general and administrative costs are not included in the determination of the cost of inventories of chemicals products.
N) TREASURY SHARES
Treasury shares held by the parent company or its subsidiaries in their individual accounts are deducted from consolidated shareholders’ equity. Gains or losses on sales of treasury shares are excluded from the determination of net income.
O) OTHER LONG-TERM LIABILITIES
Long-term liabilities comprise liabilities for which the amount and the timing are uncertain. They arise from environmental risks, legal and tax risks, litigations and other risks.
A provision is recognized when the Group has a present obligation (legal or constructive) as a result of a past event for which it is probable that an outflow of resources will be required, and when a reliable estimate can be made of the amount of the obligation. The amount of the contingency reserve corresponds to the best possible estimate.
P) ASSET RETIREMENT OBLIGATIONS
Asset retirement obligations, which result from a legal or constructive obligation, are recognized on the basis of a reasonable estimate of their fair value, in the period in which appears a retirement obligation.

TOTAL
NOTES TO CONSOLIDATED STATEMENTS FOR THE FIRST SIX MONTHS OF 2005
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)
The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived assets and depreciated over the useful life of the associated fixed asset.
An entity is required to measure changes in the liability for an asset retirement obligation due to passage of time (accretion) by applying a credit adjusted risk-free rate to the amount of the liability at the beginning of the period. The increase of the provision due to the passage of time is recognized as “Other financial expense”.
Q) EMPLOYEE BENEFITS
In accordance with the laws and practices of each country, the Company participates in employee benefit plans offering retirement, death and disability, health care and special termination benefits. These plans provide benefits based on various factors such as length of service, salaries, and contributions made to the national bodies responsible for the payment of benefits.
These plans can either be defined contribution or defined benefit pension plans and may be entirely or partially funded with investments made in various non-Company instruments such as mutual funds, insurance contracts, and securities.
For defined contribution plans, expenses correspond to the contributions paid.
For defined benefit plans, accruals and prepaid expenses are determined using the projected unit credit method. Actuarial gains and losses may result from the difference generated between projected commitments and the actuarial valuation (based on new projections and actuarial assumptions) on the same date and difference between the expected return and the actual return of plan assets.
The Group applies the corridor method to amortize its actuarial losses and gains. This method entails spreading the actuarial losses and gains in excess of 10% of the highest value of funded obligations, or externally-funded plans, over the residual employment term for those still in service.
In case of creation or of improvement to a plan, the vested portion of the cost of past services is recorded immediately in the income statement, the unvested past services costs is amortized over the vesting period.
The net periodic pension cost is recognized as “Other operating expenses”.
R) EMISSION RIGHTS
In the absence of a current IFRS standard or interpretation on accounting for emission rights, the following principles have been applied:
–	Emission quotas issued free of charge are accounted for nil.

–	Transactions which have been made on the market are recorded at cost.

–	The liabilities resulting from potential differences between available quotas and quotas to be delivered at the end of the compliance period are accounted for as a provision, at fair market value.
2. MAIN ACCOUNTING AND FINANCIAL INDICATORS — INFORMATION BY BUSINESS SEGMENT
The financial information for each business segment is reported on the same basis that is used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources.
Adjustment items
Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years.
Special items, together with the inventory valuation effect (described in Note 1M), form the adjustment items. The detail of adjustment items is presented in Note 7.
The adjusted results (adjusted operating income and adjusted net operating income) are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

TOTAL
NOTES TO CONSOLIDATED STATEMENTS FOR THE FIRST SIX MONTHS OF 2005
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)
Operating income (measure used to evaluate operating performance)
Revenue from sales after deducting cost of goods sold and inventory variations, other operating expenses, exploration expenses and depreciation, depletion, and amortization
Operating income excludes the amortization of intangible assets other than leasehold rights, translation adjustments, and gains or losses on the sale of assets.
Net operating income (measure used to evaluate the return on capital employed)
Operating income after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, share in income of equity method affiliates, capitalized interest expenses), and after applicable income taxes.
The income and expenses not included in net operating income which are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and minority interests).
Adjusted income
Operating income or net operating income excluding the effect of adjustment items.
Capital employed
Non-current assets and working capital requirements, at replacement cost, net of deferred taxes and long-term liabilities.
ROACE (Return on Average Capital Employed)
Ratio of adjusted net operating income to average capital employed between the beginning and the end of the period.
Net debt
Long-term debt, including short-term portion, short-term borrowings, bank overdrafts less cash and cash equivalents and short-term investments.
3. CHANGES IN THE GROUP STRUCTURE
There were no major changes in the Group structure during the first six months of 2005.
4. SHAREHOLDERS’ EQUITY
Shares held by the parent company, TOTAL S.A.
As of June 30, 2005, TOTAL S.A. held 25,032,963 of its own shares, representing 3.94% of its share capital, detailed as follows:
–	8,956,895 allocated to covering share purchase option plans for Company employees.

–	16,076,068 shares, of which 4,356,068 shares were purchased in November and December 2004, and 11,720,000 during the first six months of 2005, pursuant to the authorization granted by the Ordinary and Extraordinary Shareholders’ Meetings held on May 14, 2004 and on May 17, 2005.
These 25,032,963 shares are deducted from the consolidated shareholders’ equity.
Shares held by the subsidiaries
As of June 30, 2005, TOTAL S.A. held indirectly, through its subsidiaries 25,082,817 of its own shares, representing 3.94% of its share capital:
–	505,918 shares held by a consolidated subsidiary, Total Nucléaire, indirectly controlled by TOTAL S.A. These shares were initially acquired in order to realize short-term cash investments.

TOTAL
NOTES TO CONSOLIDATED STATEMENTS FOR THE FIRST SIX MONTHS OF 2005
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)
– 24,576,899 shares held by subsidiaries of Elf Aquitaine, Financière Valorgest, Sogapar and Fingestval.
These 25,082,817 shares are deducted from the consolidated shareholders’ equity.
Subsidiaries’ redeemable preferred shares
Subsidiaries’ redeemable preferred shares have been fully repaid during the first six months of 2005.
5. LONG-TERM DEBT
The Group has issued debenture loans through its subsidiary Total Capital during the first six months of 2005:

–	Debenture 3.25% 2005-2012 (100 million EUR)
–	Debenture 4.125% 2005-2011 (100 million USD)
–	Debenture 4.125% 2005-2011 (50 million USD)
–	Debenture 4.125% 2005-2011 (50 million USD)
–	Debenture 4% 2005-2011 (100 million CAD)
–	Debenture 5.75% 2005-2011(100 million AUD)
–	Debenture 3.5% 2005-2009 (50 million USD)
–	Debenture 2.125% 2005-2012 (300 million CHF)
–	Debenture 3.25% 2005-2012 (300 million EUR)
The Group has reimbursed debenture loans during the first six months of 2005:

–	Debenture 5.375% 2000-2005 (250 million EUR)
–	Debenture 3.25% 1999-2005 (200 million CHF)
–	Debenture 3.25% 2000-2005 (100 million CHF)
–	Debenture 3.78% 1999-2006 (20 million FRF)
–	Debenture 6.875% 2000-2005 (150 million GBP)
–	Debenture 8.2% 1995-2005 (500 million FRF)
In the context of its active cash management, the Group may increase temporarily its short-term borrowings, particularly in the form of commercial paper. The short-term borrowings and the cash and cash equivalents resulting from this cash management in the quarterly financial statements are not necessarily representative of a steady position.

TOTAL
NOTES TO CONSOLIDATED STATEMENTS FOR THE FIRST SIX MONTHS OF 2005
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)
6. BUSINESS SEGMENT INFORMATION

Amounts in millions of euros
2nd quarter 2005	Upstream	Downstream	Chemicals	Corporate	Inter-company	Total

Non-Group sales	4,210	23,119	5,736	8		33,073
Intersegment sales	4,167	935	294	20	(5,416)	—
Excise taxes	—	(5,246)	—	—	—	(5,246)

Revenues from sales	8,377	18,808	6,030	28	(5,416)	27,827

Operating expenses	(3,326)	(17,093)	(5,578)	(121)	5,416	(20,702)
Depreciation, depletion, and amortization of tangible assets	(839)	(268)	(194)	(7)		(1,308)

Operating income	4,212	1,447	258	(100)		5,817

Equity in income (loss) of affiliates and other items	176	112	(7)	130		411
Tax on net operating income	(2501)	(471)	(73)	30		(3,015)

Net operating income	1,887	1,088	178	60		3,213

Net cost of net debt						(53)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(81)

Net income						3,079

2nd quarter 2005	Upstream	Downstream	Chemicals
(adjustments) (*)

Operating expenses	—	503	(112)
Depreciation, depletion, and amortization of tangible assets	—	—	(11)

Operating income (1)	—	503	(123)

Equity in income (loss) of affiliates and other items	—	17	(9)
Tax on net operating income	—	(165)	44

Net operating income (1)	—	355	(88)

(*) Adjustments include special items and the inventory valuation effect.

(1) Of which inventory valuation effect
On operating income	—	503	(112)
On net operating income	—	355	(73)

2nd quarter 2005	Upstream	Downstream	Chemicals
(adjusted)

Operating expenses	(3,326)	(17,596)	(5,466)
Depreciation, depletion, and amortization of tangible assets	(839)	(268)	(183)

Adjusted operating income	4,212	944	381

Equity in income (loss) of affiliates and other items	176	95	2
Tax on net operating income	(2,501)	(306)	(117)

Adjusted net operating income	1,887	733	266

2nd quarter 2005	Upstream	Downstream	Chemicals	Corporate	Inter-company	Total

Total expenditures	1,638	359	245	13	—	2,255
Divestitures at selling price	262	58	8	49	—	377
Cash flow from operating activities (2)	2,731	(70)	205	(169)	—	2,697

(2) In the Chemicals segment, this figure amounts to 246 million euros excluding an amount of 41 million euros paid relating to the Toulouse AZF plant explosion.

TOTAL
NOTES TO CONSOLIDATED STATEMENTS FOR THE FIRST SIX MONTHS OF 2005
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)

Amounts in millions of euros
2nd quarter 2004	Upstream	Downstream	Chemicals	Corporate	Inter-company	Total

Non-Group sales	3,604	20,620	4,896	9		29,129
Intersegment sales	3,370	617	149	12	(4 148)	—
Excise taxes		(5,444)				(5,444)

Revenues from sales	6,974	15,793	5,045	21	(4 148)	23,685

Operating expenses	(3,007)	(14,569)	(4,642)	(99)	4 148	(18,169)
Depreciation, depletion, and amortization of tangible assets	(803)	(250)	(208)	(9)		(1,270)

Operating income	3,164	974	195	(87)		4,246

Equity in income (loss) of affiliates and other items	147	59	(170)	147		183
Tax on net operating income	(1,795)	(305)	(2)	40		(2,062)

Net operating income	1,516	728	23	100		2,367

Net cost of net debt						(22)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(61)

Net income						2,284

2nd quarter 2004	Upstream	Downstream	Chemicals
(adjustments) (*)

Operating expenses	—	253	47
Depreciation, depletion, and amortization of tangible assets	—	—	—

Operating income (1)	—	253	47

Equity in income (loss) of affiliates and other items	—	15	(176)
Tax on net operating income	—	(84)	43

Net operating income (1)	—	184	(86)

(*) Adjustments include special items and inventory valuation effect.

(1) Of which inventory valuation effect
On operating income	—	253	47
On net operating income	—	184	31

2nd quarter 2004	Upstream	Downstream	Chemicals
(adjusted)

Operating expenses	(3,007)	(14,822)	(4,689)
Depreciation, depletion, and amortization of tangible assets	(803)	(250)	(208)

Adjusted operating income	3,164	721	148

Equity in income (loss) of affiliates and other items	147	44	6
Tax on net operating income	(1,795)	(221)	(45)

Adjusted net operating income	1,516	544	109

2nd quarter 2004	Upstream	Downstream	Chemicals	Corporate	Inter-company	Total

Total expenditures	1,334	335	262	40		1,971
Divestitures at selling price	102	39	30	—		171
Cash flow from operating activities (2)	2,647	433	34	(458)		2,656

(2) In the Chemicals segment, this figure amounts to 126 million euros excluding an amount of 92 million euros paid relating to the Toulouse AZF plant explosion.

TOTAL
NOTES TO CONSOLIDATED STATEMENTS FOR THE FIRST SIX MONTHS OF 2005
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)

Amounts in millions of euros
1st half 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	9,015	44,535	11,254	8		64,812
Intersegment sales	8,393	1,964	646	78	(11,081)	—
Excise taxes		(10,297)				(10,297)

Revenues from sales	17,408	36,202	11,900	86	(11,081)	54,515

Operating expenses	(7,592)	(32,693)	(10,647)	(235)	11,081	(40,086)
Depreciation, depletion, and amortization of tangible assets	(1,594)	(519)	(370)	(16)		(2,499)

Operating income	8,222	2,990	883	(165)	—	11,930

Equity in income (loss) of affiliates and other items	253	227	(113)	193		560
Tax on net operating income	(4,780)	(1,001)	(237)	81		(5,937)

Net operating income	3,695	2,216	533	109		6,553

Net cost of net debt						(100)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(166)

Net income						6,287

1st half 2005
(adjustments) (*)	Upstream	Downstream	Chemicals

Operating expenses	—	1,155	(42)
Depreciation, depletion, and amortization of tangible assets	—	—	(11)

Operating income (1)	—	1,155	(53)

Equity in income (loss) of affiliates and other items	—	30	(134)
Tax on net operating income	—	(380)	63

Net operating income (1)	—	805	(124)

(*) Adjustments include special items and inventory valuation effect.
(1) Of which inventory valuation effect

On operating income	—	1,155	(42)
On net operating income	—	805	(26)

1st half 2005
(adjusted)	Upstream	Downstream	Chemicals

Operating expenses	(7,592)	(33,848)	(10,605)
Depreciation, depletion, and amortization of tangible assets	(1,594)	(519)	(359)

Adjusted operating income	8,222	1,835	936

Equity in income (loss) of affiliates and other items	253	197	21
Tax on net operating income	(4,780)	(621)	(300)

Adjusted net operating income	3,695	1,411	657

1st half 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	3,001	576	403	59		4,039
Divestitures at selling price	390	103	30	67		590
Cash flow from operating activities (2)	4,919	1,619	287	(91)		6,734

(2) In the Chemicals segment, this figure amounts to 338 million euros excluding an amount of 51 million euros paid relating to the Toulouse AZF plant explosion.

TOTAL
NOTES TO CONSOLIDATED STATEMENTS FOR THE FIRST SIX MONTHS OF 2005
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)

Amounts in millions of euros
1st half 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	7,243	39,272	9,569	20		56,104
Intersegment sales	6,432	1,196	291	53	(7,972)	—
Excise taxes		(10,634)				(10,634)

Revenues from sales	13,675	29,834	9,860	73	(7,972)	45,470

Operating expenses	(6,114)	(27,626)	(8,987)	(258)	7,972	(35,013)
Depreciation, depletion, and amortization of tangible assets	(1,574)	(498)	(413)	(17)		(2,502)

Operating income	5,987	1,710	460	(202)		7,955

Equity in income (loss) of affiliates and other items	265	96	(188)	297		470
Tax on net operating income	(3,337)	(533)	(80)	79		(3,871)

Net operating income	2,915	1,273	192	174		4,554

Net cost of net debt						(58)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(122)

Net income						4,374

1st half 2004
(adjustments) (*)	Upstream	Downstream	Chemicals

Operating expenses	—	436	112
Depreciation, depletion, and amortization of tangible assets	—	—	—

Operating income (1)	—	436	112

Equity in income (loss) of affiliates and other items	—	12	(201)
Tax on net operating income	—	(144)	30

Net operating income (1)	—	304	(59)

(*) Adjustments include special items and inventory valuation.
(1) Of which inventory valuation effect

On operating income	—	436	112
On net operating income	—	304	75

1st half 2004
(adjusted)	Upstream	Downstream	Chemicals

Operating expenses	(6,114)	(28,062)	(9,099)
Depreciation, depletion, and amortization of tangible assets	(1,574)	(498)	(413)

Adjusted operating income	5,987	1,274	348

Equity in income (loss) of affiliates and other items	265	84	13
Tax on net operating income	(3,337)	(389)	(110)

Adjusted net operating income	2,915	969	251

1st half 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,548	575	434	51		3,608
Divestitures at selling price	201	82	49	21		353
Cash flow from operating activities (2)	4,979	2,157	(38)	(333)		6,765

(2) In the Chemicals segment, this figure amounts to 184 million euros excluding an amount of 222 million euros paid relating to the Toulouse AZF plant explosion.

TOTAL
NOTES TO CONSOLIDATED STATEMENTS FOR THE FIRST SIX MONTHS OF 2005
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)
7. ADJUSTMENT ITEMS
ADJUSTMENTS TO OPERATING INCOME

(in millions of euros)		Upstream	Downstream	Chemicals	Total

Second quarter 2005	Inventory valuation effect	—	503	(112)	391

	Restructuring charges	—	—	—	—

	Asset impairment charges	—	—	(11)	(11)

	Other items	—	—	—	—

Total		—	503	(123)	380

Second quarter 2004	Inventory valuation effect	—	253	47	300

	Restructuring charges	—	—	—	—

	Asset impairment charges	—	—	—	—

	Other items	—	—	—	—

Total		—	253	47	300

First half 2005	Inventory valuation effect	—	1,155	(42)	1,113

	Restructuring charges	—	—	—	—

	Asset impairment charges	—	—	(11)	(11)

	Other items	—	—	—	—

Total		—	1,155	(53)	1,102

First half 2004	Inventory valuation effect	—	436	112	548

	Restructuring charges	—	—	—	—

	Asset impairment charges	—	—	—	—

	Other items	—	—	—	—

Total		—	436	11	2 548

TOTAL
NOTES TO CONSOLIDATED STATEMENTS FOR THE FIRST SIX MONTHS OF 2005
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)

ADJUSTMENTS TO NET OPERATING INCOME

(in millions of euros)		Upstream	Downstream	Chemicals	Total

Second quarter 2005	Inventory valuation effect	—	355	(73)	282

	Restructuring charges	—	—	(7)	(7)

	Asset impairment charges	—	—	(8)	(8)

	Gains (losses) on sales of assets	—	—	—	—

	Additional Toulouse - AZF provision	—	—	—	—

	Other items	—	—	—	—

Total		—	355	(88)	267

Second quarter 2004	Inventory valuation effect	—	184	31	215

	Restructuring charges	—	—	(15)	(15)

	Asset impairment charges	—	—	—	—

	Gains (losses) on sales of assets	—	—	—	—

	Additional Toulouse - AZF provision	—	—	(98)	(98)

	Other items	—	—	(4)	(4)

Total		—	184	(86)	98

First half 2005	Inventory valuation effect	—	805	(26)	779

	Restructuring charges	—	—	(90)	(90)

	Asset impairment charges	—	—	(8)	(8)

	Gains (losses) on sales of assets	—	—	—	—

	Additional Toulouse - AZF provision	—	—	—	—

	Other items	—	—	—	—

Total		—	805	(124)	681

First half 2004	Inventory valuation effect	—	304	75	379

	Restructuring charges	—	—	(32)	(32)

	Asset impairment charges	—	—	—	—

	Gains (losses) on sales of assets	—	—	—	—

	Additional Toulouse - AZF provision	—	—	(98)	(98)

	Other items	—	—	(4)	(4)

Total		—	304	(59)	245

TOTAL
NOTES TO CONSOLIDATED STATEMENTS FOR THE FIRST SIX MONTHS OF 2005
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)
8. OTHER RISKS AND CONTINGENT LIABILITIES
The Group has been informed by the government of Venezuela of a challenge to the Group’s computation of certain taxes and royalties. The Group believes that it is in compliance with the applicable tax and legal provisions.
9. 2004 IFRS COMPARATIVE FIGURES
Following reclassification under IFRS of certain trading transactions (see Note 1C — Sales and revenues from sales), comparative figures for second quarter 2004 and first half previously released by the Group have been modified as follows:

(in millions of euros)

Consolidated statement of income - 2nd quarter 2004	As modified	As previously released

Sales	29,129	28,003

Purchases, net of inventory variation	(13,129)	(12,003)

	16,000	16,000

Consolidated statement of income - 1st half 2004	As modified	As previously released

Sales	56,104	54,978

Purchases, net of inventory variation	(25,168)	(24,042)

	30,936	30,936
These reclassifications have no impact on net income or cash flows; they impact non-group sales and operating expenses of the Upstream segment in Business segment information.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TOTAL S.A.

Date: September 27, 2005	By:	/s/ Charles PARIS de BOLLARDIERE
		Name:	Charles PARIS de BOLLARDIERE
		Title:	Treasurer